SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2007

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        X         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No        X

News Release	September 28, 2007 at 7.00 GMT

Kanavaranta 1 00160 Helsinki, Finland P.O. Box 309 FIN-00101 Helsinki, Finland Tel +358 2046 131 Fax +358 2046 21471 www.storaenso.com

Stora Enso divests real estate in Germany

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that as announced on 4 October 2006, Stora Enso will close down Reisholz Mill by the end of 2007. The mill’s two paper machines will be scrapped. Stora Enso has now signed an agreement to divest its Reisholz Mill site real estate to Slough Estates, a real estate company based in the United Kingdom. The asset disposal will improve Stora Enso’s third quarter 2007 operating profit by EUR 10 million. This will be recorded as a positive non-recurring item in the third quarter 2007 results.

The land will be used as a logistics centre and a non-paper industrial site.

Reisholz Mill produces improved super-calendered (SC) papers and has a total annual capacity of 215 000 tonnes.

For further information, please contact:

Bernd Rettig, EVP, Country Manager Germany, tel. +49 211 581 2310

Kari Vainio, EVP, Corporate Communications, tel. +44 7799 348 197

Keith B Russell, SVP, Investor Relations, tel. +44 20 7016 3146

Ulla Paajanen-Sainio, VP, Investor Relations and Financial Communications,

tel. +358 40 763 8767

Previous press releases concerning Stora Enso’s recent major projects in Germany are available at www.storaenso.com/press

-	4 October 2006: Stora Enso intends to close down its Reisholz and Berghuizer mills

www.storaenso.com

www.storaenso.com/investors

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine paper, packaging board and wood products – all areas in which the Group is a global market leader. Stora Enso’s sales totalled EUR 14.6 billion in 2006. The Group has some 44 000 employees in more than 40 countries on five continents. Stora Enso has an annual production capacity of 16.5 million tonnes of paper and board and 7.4 million cubic metres of sawn wood products, including 3.2 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 28, 2007	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President, Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel